UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

-------------------------------------------------------------------------------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                              GRILL CONCEPTS, INC.
                              --------------------
                                (Name of Issuer)


                    Common Stock, $.00004 par value per share
                -------------------------------------------------
                         (Title of Class of Securities)


                                    398502203
                            ------------------------
                                 (CUSIP Number)


                                December 31, 2007
                            ------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [ X ]  Rule 13d-1(b)

                               [   ]  Rule 13d-1(c)

                               [   ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                                Page 1 of 11 Pages
                             Exhibit Index: Page 10

                                  SCHEDULE 13G

CUSIP No.: 398502203                                         Page 2 of 11 Pages

...............................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).


      MAGNETAR FINANCIAL LLC
...............................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]
      (b) [ ]
...............................................................................
3.    SEC Use Only
...............................................................................
4.    Citizenship or Place of Organization


      Delaware
...............................................................................
                      5.  Sole Voting Power              None
Number of          ...........................................................
Shares                6.  Shared Voting Power            547,967/1/
Beneficially       ...........................................................
Owned by Each         7.  Sole Dispositive Power         None
Reporting          ...........................................................
Person With           8.  Shared Dispositive Power       547,967/1/
...............................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person


      547,967/1/
...............................................................................
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)


      [  ]
...............................................................................
11.   Percent of Class Represented by Amount in Row (9)


      6.24% based on 8,786,405 shares outstanding as of October 30, 2007./1/
...............................................................................
12.   Type of Reporting Person:


      IA; OO

----------------
/1/ In addition, the Reporting Person also owns certain warrants to acquire Shares. The warrants, which are exercisable immediately at the option of the holder, are subject to so-called "blocker" provisions prohibiting the holder from exercising the warrants to the extent that such exercise would result in the holder being deemed the beneficial owner of more than 4.90% of the Shares then issued and outstanding. See Item 4(a) herein.

                                  SCHEDULE 13G

CUSIP No.: 398502203                                         Page 3 of 11 Pages

...............................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).



      MAGNETAR CAPITAL PARTNERS LP
...............................................................................
2     Check the Appropriate Box if a Member of a Group

      (a) [ ]
      (b) [ ]
...............................................................................
3.
      SEC Use Only
...............................................................................
4.    Citizenship or Place of Organization


      Delaware
...............................................................................
                      5.  Sole Voting Power              None
Number of          ...........................................................
Shares                6.  Shared Voting Power            797,740/1/
Beneficially       ...........................................................
Owned by Each         7.  Sole Dispositive Power         None
Reporting          ...........................................................
Person With           8.  Shared Dispositive Power       797,740/1/
...............................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person


      797,740/1/
...............................................................................
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)


      [  ]
...............................................................................
11.   Percent of Class Represented by Amount in Row (9)


      9.08% based on 8,786,405 shares outstanding as of October 30, 2007./1/
...............................................................................
12.   Type of Reporting Person:


      HC; OO


/1/ In addition, the Reporting Person also owns certain warrants to acquire Shares. The warrants, which are exercisable immediately at the option of the holder, are subject to so-called "blocker" provisions prohibiting the holder from exercising the warrants to the extent that such exercise would result in the holder being deemed the beneficial owner of more than 4.90% of the Shares then issued and outstanding. See Item 4(a) herein.

                                  SCHEDULE 13G

CUSIP No.: 398502203                                         Page 4 of 11 Pages

...............................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).


      SUPERNOVA MANAGEMENT LLC
...............................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]
      (b) [ ]
...............................................................................
3.
      SEC Use Only
...............................................................................
4.    Citizenship or Place of Organization


      Delaware
...............................................................................
                      5.  Sole Voting Power              None
Number of          ...........................................................
Shares                6.  Shared Voting Power            797,740/1/
Beneficially       ...........................................................
Owned by Each         7.  Sole Dispositive Power         None
Reporting          ...........................................................
Person With           8.  Shared Dispositive Power       797,740/1/
...............................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person


      797,740/1/
...............................................................................
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)


      [  ]
...............................................................................
11.   Percent of Class Represented by Amount in Row (9)

      9.08% based on 8,786,405 shares outstanding as of October 30, 2007./1/
...............................................................................
12.   Type of Reporting Person:


      HC; OO


/1/ In addition, the Reporting Person also owns certain warrants to acquire Shares. The warrants, which are exercisable immediately at the option of the holder, are subject to so-called "blocker" provisions prohibiting the holder from exercising the warrants to the extent that such exercise would result in the holder being deemed the beneficial owner of more than 4.90% of the Shares then issued and outstanding. See Item 4(a) herein.

                                  SCHEDULE 13G

CUSIP No.: 398502203                                         Page 5 of 11 Pages

...............................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).


      ALEC N. LITOWITZ
...............................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]
      (b) [ ]
...............................................................................
3.    SEC Use Only
...............................................................................
4.    Citizenship or Place of Organization


      United States of America
...............................................................................
                      5.  Sole Voting Power              None
Number of          ...........................................................
Shares                6.  Shared Voting Power            797,740/1/
Beneficially       ...........................................................
Owned by Each         7.  Sole Dispositive Power         None
Reporting          ...........................................................
Person With           8.  Shared Dispositive Power       797,740/1/
...............................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person


      797,740/1/
...............................................................................
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)


      [  ]
...............................................................................
11.   Percent of Class Represented by Amount in Row (9)


      9.08% based on 8,786,405 shares outstanding as of October 30, 2007./1/
...............................................................................
12.   Type of Reporting Person:


      HC


/1/ In addition, the Reporting Person also owns certain warrants to acquire Shares. The warrants, which are exercisable immediately at the option of the holder, are subject to so-called "blocker" provisions prohibiting the holder from exercising the warrants to the extent that such exercise would result in the holder being deemed the beneficial owner of more than 4.90% of the Shares then issued and outstanding. See Item 4(a) herein.

                                                             Page 6 of 11 Pages

Item 1(a). Name of Issuer:

           Grill Concepts, Inc. (the "Issuer")

Item 1(b). Address of Issuer's Principal Executive Offices:

           11661 San Vincente Blvd., Suite 404, Los Angeles, California 90049.

Item 2(a). Name of Person Filing:

           This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

           i)   Magnetar Financial LLC ("Magnetar Financial");

           ii) Magnetar Capital Partners LP ("Magnetar Capital Partners");

           iii) Supernova Management LLC ("Supernova Management"); and

           iv)  Alec N. Litowitz ("Mr. Litowitz").

This Statement relates to Shares (as defined herein) held for the accounts of Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company ("Magnetar Capital Master Fund") and Shares held for certain managed accounts ("Managed Accounts"). Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial and Magnetar Investment Management, LLC a Delaware limited liability company ("Magnetar Investment Management"). Each of Magnetar Financial and Magnetar Investment Management are registered investment advisers under Section 203 of the Investment Advisers Act of 1940, as amended. Magnetar Financial serves as investment adviser to Magnetar Capital Master Fund. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the account of Magnetar Capital Master Fund. Magnetar Investment Management serve as investment adviser to the Managed Accounts. In such capacity, Magnetar Investment Management exercises voting and investment power over the Shares held for the accounts of the Managed Accounts. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

Item 2(b). Address of Principal Business Office or, if None, Residence

The address of the principal business office of each of Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

Item 2(c). Citizenship

           i) Magnetar Financial is a Delaware limited liability company;

           ii) Magnetar Capital Partners is a Delaware limited partnership;

           iii) Supernova Management is a Delaware limited liability company;
and

           iv) Mr. Litowitz is a citizen of the United States of America.

                                                             Page 7 of 11 Pages

Item 2(d). Title of Class of Securities:

           Common Stock, $.00004 par value per share (the "Shares")

Item 2(e). CUSIP Number:

           398502203

Item 3.    If  This  Statement  is Filed  Pursuant  to   ss.ss.240.13d-1(b)  or
           240.13d-2(b) or (c), Check Whether the Person Filing is a:

           (a)  [  ]   Broker or dealer  registered under  Section  15  of  the
                       Exchange Act.
           (b)  [  ]   Bank as defined in Section 3(a)(6) of the Exchange  Act.
           (c)  [  ]   Insurance company as defined in Section 3(a)(19) of  the
                       Exchange Act.
           (d)  [  ]   Investment  company  registered  under  Section 8 of the
                       Investment Company Act.
           (e)  [X]    An    investment   adviser   in   accordance  with  Rule
                       13d-1(b)(1)(ii)(E);
           (f)  [  ]   An employee benefit plan or endowment fund in accordance
                       with Rule 13d-1(b)(1)(ii)(F).
           (g)  [  ]   A parent holding company or control person in accordance
                       with Rule 13d-1(b)(1)(ii)(G).
           (h)  [  ]   A  savings association as defined in Section 3(b) of the
                       Federal Deposit Insurance Act.
           (i)  [  ]   A church plan that is excluded from the definition of an
                       investment   company   under   Section 3(c)(14)  of  the
                       Investment Company Act.

Item 4.    Ownership:

Item 4(a)  Amount Beneficially Owned:

           (i) As of December 31, 2007, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner of: (A) 547,967 Shares held for the account of Magnetar Capital Master Fund; and
(B) 249,773 Shares held for the accounts of the Managed Accounts.

           (ii) As of December 31, 2007, Magnetar Financial may be deemed to be the beneficial owner of 547,967 Shares held for the account of Magnetar Capital Master Fund.

           In addition, each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz also own warrants held for the account of Magnetar Capital Master Fund. There is a contractual provision blocking exercise of the warrants when the holder beneficially owns more than 4.90% of the issued and outstanding Shares. Since the Reporting Persons currently beneficially own 9.08% of the Shares, the warrants are not currently exercisable and thus, the Shares underlying the warrants have not been included in the calculations of the Reporting Person's beneficial ownership of the Shares.

Item 4(b)  Percent of Class:

           (i) The number of Shares of which each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner constitutes approximately 9.08% the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed quarterly report on Form 10-Q, there were approximately 8,786,405 shares outstanding as of October 30, 2007).

                                                             Page 8 of 11 Pages

           (ii) The number of Shares of which Magnetar Financial may be deemed to be the beneficial owner constitutes approximately 6.24% of the total number of Shares outstanding.

Item 4(c)  Number of Shares of which such person has:


Magnetar Financial:
------------------

(i) Sole power to vote or direct the vote:                                  0

(ii) Shared power to vote or direct the vote:                         547,967/1/

(iii) Sole power to dispose or direct the disposition of:                   0

(iv) Shared power to dispose or direct the disposition of:            547,967/1/


Magnetar Capital Partners, Supernova Management, and Mr. Litowitz:
------------------------------------------------------------------

(i) Sole power to vote or direct the vote:                                  0

(ii) Shared power to vote or direct the vote:                         797,740/1/

(iii) Sole power to dispose or direct the disposition of:                   0

(iv) Shared power to dispose or direct the disposition of:            797,740/1/


/1/ In addition, the Reporting Person also owns certain warrants to acquire Shares. The warrants, which are exercisable immediately at the option of the holder, are subject to so-called "blocker" provisions prohibiting the holder from exercising the warrants to the extent that such exercise would result in the holder being deemed the beneficial owner of more than 4.90% of the Shares then issued and outstanding. See Item 4(a) herein.


Item 5.    Ownership of Five Percent or Less of a Class:

           This Item 5 is not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

           This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

           See disclosure in Item 2 hereof.

Item 8.    Identification and Classification of Members of the Group:

           This Item 8 is not applicable.

Item 9.    Notice of Dissolution of Group:

           This Item 9 is not applicable.

Item 10.   Certification:

           By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 9 of 11 Pages

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2008         MAGNETAR FINANCIAL LLC

                                By: Magnetar Capital Partners LP
                                       As Sole Member


                                By:  /s/ Alec N. Litowitz
                                     -----------------------------
                                Name: Alec N. Litowitz
                                Title:   Manager of Supernova
                                Management LLC, as General Partner
                                of Magnetar Capital Partners LP


Date: February 13, 2008         MAGNETAR CAPITAL PARTNERS LP


                                By:  /s/ Alec N. Litowitz
                                     -----------------------------
                                Name: Alec N. Litowitz
                                Title:   Manager of Supernova
                                Management LLC, as General Partner
                                of Magnetar Capital Partners LP

Date: February 13, 2008         SUPERNOVA MANAGEMENT LLC


                                By:  /s/ Alec N. Litowitz
                                     -----------------------------
                                Name: Alec N. Litowitz
                                Title:   Manager

Date: February 13, 2008         ALEC N. LITOWITZ

                                /s/ Alec N. Litowitz
                                --------------------

                                                             Page 10 of 11 Pages


                                  EXHIBIT INDEX


Ex.                                                                     Page No.
---                                                                     --------

A.   Joint Filing Agreement, dated February 13, 2008 by and among
     Magnetar Financial LLC, Magnetar Capital Partners LP, Supernova
     Management LLC, and Alec N. Litowitz...........................          11

                                                             Page 11 of 11 Pages



                                    EXHIBIT A

                             JOINT FILING AGREEMENT

           The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Grill Concepts, Inc. dated as of February 13, 2008 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Date: February 13, 2008         MAGNETAR FINANCIAL LLC

                                By: Magnetar Capital Partners LP
                                       As Sole Member


                                By:  /s/ Alec N. Litowitz
                                     ----------------------------
                                Name: Alec N. Litowitz
                                Title: Manager of Supernova Management LLC, as General Partner of Magnetar Capital Partners LP

Date: February 13, 2008         MAGNETAR CAPITAL PARTNERS LP


                                By:  /s/ Alec N. Litowitz
                                     ----------------------------
                                Name: Alec N. Litowitz
                                Title: Manager of Supernova Management LLC, as General Partner of Magnetar Capital Partners LP

Date: February 13, 2008         SUPERNOVA MANAGEMENT LLC


                                By:  /s/ Alec N. Litowitz
                                     ----------------------------
                                Name: Alec N. Litowitz
                                Title: Manager

Date: February 13, 2008         ALEC N. LITOWITZ

                                /s/ Alec N. Litowitz
                                --------------------